

Alexandr Sidenko

Founder and Executive Producer at Pitcher Video

Ukraine · **Contact info**

221 connections

 Pitcher Video

 Kyiv State Institute of
Theatrical Art 'I.K....

Experience

 **Pitcher Video**
8 yrs

Founder, Executive Producer
May 2013 – Present · 8 yrs 5 mos
Kiev Region, Ukraine

- Producing Commercial shoots
- Coordinating production and post production
- Budgeting
- Personnel selection

 **Inside MacPaw Museum**    **LIX PEN. Smart 3D PEN**

Director
2013 – 2016 · 3 yrs

 **Senior Video Editor**
New Channel
Apr 2014 – Jul 2015 · 1 yr 4 mos
Kiev Region, Ukraine

 **Senior Video Editor**
Телеканал "Украина"
Dec 2014 – Mar 2015 · 4 mos
Kiev Region, Ukraine

 **New Channel**
1 yr 6 mos

Video Editor
Aug 2013 – Dec 2013 · 5 mos
Kiev Region, Ukraine

Video Editor
Jul 2012 – Jul 2013 · 1 yr 1 mo
Kiev Region, Ukraine

 **Video Editor**
Victoria Film Studios
May 2012 – Apr 2013 · 1 yr
Kiev Region, Ukraine

Education

 **Kyiv State Institute of Theatrical Art 'I.K. Karpenko-Kary'**
Master's degree, Cinema and Television Art
2009 – 2014

Skills & endorsements

Video · 7

Jenya Nechiporchuk and 6 connections have given endorsements for this skill

Video Production · 9



Endorsed by **2 of Alexandr's colleagues** at Pitcher Video

Post Production · 6

Oksana Nechyporenko and 5 connections have given endorsements for this skill

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Interests

Looksery Inc.
484 followers

AI Factory
314 followers

Kyiv State Institute of Theatrical Art 'I.K
588 followers

Pitcher Video
18 followers

Apple
14,520,174 followers